FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division Kyocera Corporation

Date: April 27, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2005
2.	Changes in Directors, Corporate Auditors and Executive Officers
3.	Notice relating to Stock Options (Stock Acquisition Rights)

April 27, 2005 KYOCERA CORPORATION

Consolidated Financial Highlights

Result for the Year Ended March 31, 2005

	(Yen in millions, except per share amounts and exchange rates)
	Years Ended March 31,		Increase or Decrease (%)
	2005	2004
Net sales	1,180,655	1,140,814	3.5
Profit from operations	100,968	108,962	(7.3)
Income before income taxes	107,530	115,040	(6.5)
Net income	45,908	68,086	(32.6)
Average exchange rates :
US$	108	113	—
Euro	135	133	—
Earnings per share :
Basic	244.86	364.79	—
Diluted	244.81	364.78	—
Capital expenditures	63,176	54,937	15.0
Depreciation	58,790	60,861	(3.4)
R&D expenses	54,398	46,630	16.7
Sales of products manufactured outside Japan to net sales (%)	31.8	33.8	—

Kyocera Corporation and its Consolidated Subsidiaries

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the consolidated result for the year : April 27, 2005

1. Results for the year ended March 31, 2005 :

(1) Consolidated results of operations :

	Years ended March 31,
	2005	2004
Net sales	¥1,180,655 million	¥1,140,814 million
% change from the previous year	3.5%	6.6%

Profit from operations	100,968 million	108,962 million
% change from the previous year	(7.3)%	30.7%

Income before income taxes	107,530 million	115,040 million
% change from the previous year	(6.5)%	51.3%

Net income	45,908 million	68,086 million
% change from the previous year	(32.6)%	65.4%

Earnings per share :
Basic	¥244.86	¥364.79
Diluted	244.81	364.78

Return on equity	3.9%	6.3%
Income before income taxes to total assets	6.1%	6.7%
Income before income taxes to net sales	9.1%	10.1%

Notes :
1. Equity in (losses) earnings of affiliates and unconsolidated subsidiaries :

Year ended March 31, 2005 :	¥(1,678) million
Year ended March 31, 2004 :	¥2,575 million

2. Weighted average number of shares outstanding during the year :

Year ended March 31, 2005 :	187,488,658 shares
Year ended March 31, 2004 :	186,642,680 shares

3. Change in accounting policies : None

(2) Consolidated financial position :

	March 31,
	2005	2004
Total assets	¥1,745,519 million	¥1,794,758 million
Stockholders’ equity	1,174,851 million	1,150,453 million
Stockholders’ equity to total assets	67.3%	64.1%
Stockholders’ equity per share	¥6,266.50	¥6,136.26

Note : Total number of shares outstanding as of :

March 31, 2005	187,481,084 shares
March 31, 2004	187,484,253 shares

(3) Consolidated cash flows :

Years ended March 31,
	2005	2004
Cash flows from operating activities	¥145,523 million	¥62,575 million
Cash flows from investing activities	(132,494) million	29,581 million
Cash flows from financing activities	(67,344) million	(20,422) million
Cash and cash equivalents at end of year	310,592 million	361,132 million

(4) Scope of consolidation and application of the equity method :

    Number of consolidated subsidiaries : 165

    Number of non-consolidated subsidiaries accounted for by the equity method: 2

    Number of affiliates accounted for by the equity method : 14

(5) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	8	2
Decrease	2	2

2. Forecast for the year ending March 31, 2006 :

Year ending March 31, 2006
Net sales	¥1,240,000 million
Income before income taxes	135,000 million
Net income	81,000 million

Note:

Forecast of earnings per share : ¥431.94

Net income per share amounts is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2005.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 18.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 167 subsidiaries and 14 affiliates.

(Chart of the group companies)

Note : Others include affiliates that are accounted for by the equity method.

Management Policies

1. Management Goal and Strategies

•	Kyocera Corporation and its consolidated subsidiaries (Kyocera) strive to be a “creative company that continues to grow in 21st century.” To achieve this goal, Kyocera promotes “high-value-added” diversification in three high growth potential areas – telecommunications and information processing, environmental protection, and quality of life — in accordance with the following criteria and management system.

✓	Criteria

“Value added business” is defined as a business generating pre-tax profit ratio of 15% or more. Whether or not to remain in a field is based on a judgment of the existence of an evident need in the relevant markets and the possibility of serving that market need from the current or future attainable technologies.

✓	Management System

Kyocera’s unique management system allows it to make accurate and swift assessments of individual business conditions to facilitate timely decision-making and maximize synergies among businesses.

•	By promoting the development of business diversification, Kyocera aims to drive stable and continuous corporate growth in a rapidly changing business environment.

•	The most important management resource for successful business diversification is technological prowess. Based on this conviction, Kyocera strives to expand and diversify applications through advancement and specialization of its technical expertise, thereby promptly responding to the variety of market needs brought about by rapid changes in society. Kyocera also views sales competency and brand awareness as vital management resources for business expansion, and constantly works to strengthen these elements.

•	Kyocera will maintain a sound financial position to enable to pursue new business development and market creation.

2. Specific Policies

  1) Efficient Resource Management

•	Kyocera will concentrate management resources into “value added” fields and its candidates. With the objective of outstripping the competition and becoming leader in each business area, Kyocera will create new markets and technologies through the integration of Group resources, including technical and sales competencies, while utilizing external management resources when it is necessary.

•	Authorization of decision-making on planning, execution and control of the business is delegated to each Corporate Business Group to act as an independent company, in order to speed up management decision-making processes.

•	A prime emphasis is placed on cash flows, in particular, boosting returns on capital investment, improving inventory control and shortening lead-times.

  2) Emphasizing Consolidated Group Results

•	Kyocera will increase its profitability of each operating segment on a consolidated basis by strengthening ties between Kyocera Group companies and each Corporate Business Group of Kyocera Corporation, and by maximizing synergies.

•	Kyocera will employ a global strategy in each business and optimize R&D, production and sales structures.

•	Kyocera will appoint a Chief Executive Officer, a Chief Financial Officer and a Chief Operating Officer to enhance Kyocera Group’s management organization under its global consolidation system that will become effective as from June 1, 2005.

  3) Focusing on Stockholder Value

•	In order to increase stockholder value (market capitalization), Kyocera seeks to generate a higher return on investment to maximize future profits and cash flows.

•	A stock option plan will be extended to senior managers within Kyocera to further increase value by ensuring their interests in agreement with stockholders and investors.

3. Basic Profit Distribution Policy

•	Since the listing of its shares, Kyocera has endeavored to increase dividends per share in line with improvements in performance. Kyocera has also boosted dividends by actively undertaking free share distributions and stock splits.

•	Historically, Kyocera has set dividend amounts with the goal of maintaining stable payment of dividends. In the interest of shareholders, however, Kyocera has decided, commencing with the year end dividend relating to the year ended March 31, 2005 (fiscal 2005), to change this policy to establish a greater linkage between dividend amounts and the Group’s performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

•	Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders to meet their expectations. In order to be a “creative company that continues to grow in the 21st century”, Kyocera will strive at the same time to be a market leader in the three strategic areas of “telecommunications and information processing”, “environmental protection” and “quality of life”. To realize this goal, Kyocera will aggressively strive to cultivate new businesses and markets and to develop new technologies, acquiring external management resources when necessary. Kyocera will maintain a healthy and stable financial position and therefore, internal reserves shall be utilized for this purpose.

4. Policy Encouraging Individual Share Ownership

•	In February 1997, to make share transactions easier for individuals, Kyocera Corporation revised the number of shares in a minimum trading unit, reducing it from 1,000 to 100 shares. These efforts have proven highly rewarding as the number of stockholders in Kyocera Corporation continues to rise. At present, Kyocera Corporation has secured sufficient liquidity in its shares and so has no further plans to reduce the size of trading units.

5. Challenges

•	Kyocera aims to be a “creative company that continues to grow in the 21st century” and promotes “high-value-added diversification” as its core management strategy to achieve this. The management initiatives implemented in past years, coupled with new, structural reforms to be undertaken in fiscal 2006, are expected to lead to improved corporate performance. Kyocera accordingly seeks to attain a consolidated pre-tax profit ratio of 10% or higher in fiscal 2006. By making the components and equipment businesses at Kyocera highly profitable, Kyocera would like to achieve the target of a pre-tax profit ratio of over 15% in the medium to long term. Specific business developments aimed at accomplishing the aforementioned goals are as follows.

1)	Enhance Profitability of Equipment Group

Kyocera intends to improve performance in the telecommunications equipment business and optical instruments business that was sluggish in the fiscal year ended March 31, 2005 (fiscal 2005). In the mobile phone handset business, Kyocera will implement additional structural reforms at Kyocera Wireless Corp. (KWC) to improve its profitability. With regard to PHS-related products, Kyocera will strive for business expansion through the introduction of next-generation base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition to creating new markets and launching more cost-competitive products overseas, Kyocera will also strive to capture new customers for its high-speed wireless internet systems. Kyocera seeks to boost profitability in the optical instruments business by maximizing the positive effects of structural reforms executed in fiscal 2005. Other initiatives aimed at improving profitability in this business include expanding the business for optical components, especially optical modules for mobile phones, and increasing productivity at production sites in China.

  2) Enhance Profitability of Components Business

•	Kyocera will aggressively pursue improvements in productivity through production process reforms implemented up until now. In fiscal 2006, Kyocera will promote to strengthen and entrench business basis that will drive future business development. Specifically, investment will be strategically and aggressively channeled into businesses focused on solar energy products, ceramic components for semiconductor and LCD fabrication equipment, organic packages and cutting tools to further improve profitability.

6. Corporate Governance Guidelines and Policy Implementation

1)	Basic Guidelines concerning Corporate Governance
•	Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

•	The “Kyocera Philosophy” was created by Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise—directors, managers and employees alike. The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. Managers are never allowed to put their personal interests ahead of the company’s interests. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

•	Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

•	During fiscal 2005, Kyocera managers and employees in Japan attended an aggregated total of 49,998 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. A total of 1,011 managers at Kyocera subsidiaries outside Japan received training along these lines in fiscal 2005.

•	Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company. Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

•	To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers. In addition, to ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department.

•	By respecting the “Kyocera Philosophy” as a corporate culture and completing internal management control system apart from management aspect, Kyocera aims to achieve solid corporate governance as our stockholders expect.

  2) Corporate Governance Policy Implementation

a) Corporate Governance System

•	The Kyocera Management Research Institute was established so that the principles and values contained in the “Kyocera Corporate Philosophy” could be shared and further understood among Kyocera worldwide. The “Philosophy education programs” for managers and executives take place in the training center in the Institute constantly and on a large scale.

•	Kyocera introduced an executive officer system in June 2003 to increase management efficiency. At the same time, the number of members on the Board of Directors was reduced from 26 to 13 thereby promoting more effective discussions on important issues related to management and speeding up decision-making. Kyocera also employs a corporate auditor system. Of the four corporate auditors, two are appointed externally.

•	Kyocera makes routine audits to ensure that business operations throughout the Group comply with all pertinent regulations and internal rules. An Internal Audit Department has been set up to report the findings of the audit to all directors and corporate auditors. Furthermore, as a company listed on the New York Stock Exchange (NYSE), Kyocera is promoting the establishment of an internal control system in accordance with Section 404 of Sarbanes-Oxley Act of 2002, which will be applied from fiscal 2007. This system, which will underpin the foundations of corporate governance, will act to strengthen the internal controls of Kyocera.

•	Kyocera has also created a risk management system based on the following key objectives: to predict potential risks in corporate activities as a preventative measure; to ensure risk contingencies that minimize physical loss (human, material and financial) and a decline in brand image if the need arises; and, to help realize philosophy and policy by making management more stable and maintaining and enhancing societal trust. Kyocera’s risk management system connects a vertical structure of risk managers in each business division, led by the Risk Management Department at Headquarters, and a horizontal structure of risk management departments in each business location. It also enhances compliance management by promoting the appropriate observance of laws and regulations, high moral standards in the workplace and the implementation of audits, including legal audits. As part of the system, an Emergency Management Department has been established as a complement to the crisis management manual to ensure appropriate actions are taken to limit damage in times of crises.

•	Kyocera conducts corporate auditors’ meetings in order to determine auditing policies, procedures, plans and schedules. Corporate auditors attend monthly Board of Directors’ meetings as well as other important meetings to obtain understanding of the progress of the business. Also, through the periodic interview with the Business Execution Department, they can effectively monitor the extent to which a director’s duties are being fulfilled. Furthermore, corporate auditors periodically receive reports from the Internal Audit Department, while frequently participating in meetings with the external auditor, ChuoAoyama PricewaterhouseCoopers, to exchange opinion. This ensures that all audits are just and fair.

•	Kyocera has engaged ChuoAoyama PricewaterhouseCoopers as the external auditor under the Commercial Code of Japan and the Securities and Exchange Law of Japan. The audit engagement in fiscal 2005 was conducted:

Names of the certified public accountants to audit and terms of auditing until fiscal 2005

Engagement partners:	Yukihiro Matsunaga	10 years
	Yasushi Kozu	12 years
	Minamoto Nakamura	3 years

Members to assist auditing
Certified public accountants:	14
Junior accountants:	11
Others:	6

•	Kyocera paid the following compensation to its directors, corporate auditors and the external auditor for fiscal 2005.

<Compensation paid to Director and Corporate Auditor>

Compensation paid to directors:	¥233 million
Compensation paid to auditors:	¥61 million
Total:	¥294 million

The amount above includes retirement benefit.

<Compensation paid to the external auditor>

Compensation paid for audit service:	¥137 million
Compensation paid for other services:	¥59 million
Total:	¥196 million

b) Outline of Vested Interest with External Auditors

•	Of Kyocera’s two external auditors, one is its corporate lawyer.

c) Corporate Governance Policy Implementation during the Year Ended March 31, 2005

•	As a general rule, Kyocera holds Board of Directors’ meetings once a month. A total of 14 such meetings were held during fiscal 2005, including special Board of Directors’ meetings.

•	Kyocera also held nine corporate auditors’ meetings during fiscal 2005. To enhance the effectiveness of audits by corporate auditors, Kyocera set up the Auditors Office in April 2004 and deployed two full-time staff there.

•	As a company listed on the NYSE, Kyocera is promoting the establishment of an internal control system in accordance with Section 404 of Sarbanes-Oxley Act of 2002, which will be applied from fiscal 2007.

Business Results and Financial Condition

1. Business Results for the Year Ended March 31, 2005

(1) Economic Situation and Business Environment

•	Although production activities increased in the manufacturing sector in the first half of the year ended March 31, 2005 (fiscal 2005), they declined markedly from the start of the second half, especially for electronics equipment. This led to a slump in exports and ensuing deceleration in the Japanese economy. Overseas, despite a slowdown in the European economy, the U.S. economy manifest signs of a steady recovery on the back of solid personal consumption and capital expenditures, while the Asian economy continued to show strong growth, particularly in China.

•	Declining demand for mobile phone handsets, computer equipment and digital consumer products forced Kyocera customers to conduct production adjustments in the second half, which resulted in a decline in orders. Coupled with this, component prices continued to fall, as did the sales price of telecommunications equipment and information equipment. Consequently, both the components business and the equipment business were faced with a difficult business environment.

(2) Consolidated Financial Results

	(Yen in millions, except per share amounts and exchange rates)
	Years Ended March 31,		Increase (Decrease) (%)
	2005	2004
Net sales	1,180,655	1,104,814	3.5
Profit from operations	100,968	108,962	(7.3)
Income before income taxes	107,530	115,040	(6.5)
Net income	45,908	68,086	(32.6)
Diluted earnings per share	244.81	364.78	—
US$ average exchange rate	108	113	—
Euro average exchange rate	135	133	—

1) Sales

•	Consolidated net sales for fiscal 2005 increased by 3.5% to ¥1,180,655 million compared with fiscal 2004, as a result of increased sales in Fine Ceramics Group, Electronic Device Group and Others, due to burgeoning component demand in the electronics industry in the first half. Conversely, sales in Equipment Group declined due to sluggish sales of mobile phone handsets in Kyocera’s core markets, the United States and Japan (see page 12, “Operating Segments,” for details).

2) Profits

•	Kyocera recorded a one-time loss of approximately ¥11.7 billion, including loss related to structural reforms in the telecommunications equipment and the optical instruments businesses aimed at boosting profitability in the future. Further, the absence of a gain of approximately ¥18.9 billion due to return of a substitutional portion of employee benefit obligation at Kyocera Corporation and one of the subsidiaries, and a gain of approximately ¥6.0 billion raised in connection with the withdrawal from employee benefit plans by another subsidiary, which were recorded in the previous fiscal year, caused profit from operations to decrease by 7.3% to ¥100,968 million. As a result, income before income taxes decreased by 6.5% to ¥107,530 million.

•	Kyocera Corporation received a notice of tax assessment based on taxes on transfer pricing adjustments from the National Tax Bureau stating that, in the Bureau’s judgment, the allocation of profit earned from transfers of products between Kyocera and its overseas affiliates was less than appropriate for the five years from fiscal 1999 through fiscal 2003. The resultant additional tax was ¥12.7 billion. As a result, net income decreased by 32.6% to ¥45,908 million.

3) Effect of Exchange Rate Fluctuations

•	The yen appreciated 5 yen against the U.S. dollar and depreciated 2 yen against the Euro compared with the average exchange rates in fiscal 2004, respectively. In terms of net sales, the effects of the rising yen against the dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, net sales after translation into yen were pushed down by approximately ¥21.2 billion compared with fiscal 2004. Also, income before income taxes after translation into yen was pushed down by approximately ¥1.5 billion compared with fiscal 2004.

(3) Operating Highlights

1)	Kinseki, Ltd., a wholly-owned subsidiary, and Kyocera Corporation re-organized the operations related to crystal components on April 1, 2004. The marketing division of Kinseki Ltd. was merged into the marketing division of the electronic component of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kinseki Ltd. At the same time, Kinseki Ltd. changed its name to Kyocera Kinseki Corporation (Kyocera Kinseki).

2)	On April 1, 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation (KST), a wholly owned subsidiary. Management resources relating to the organic material components business were concentrated in KST to enhance the synergistic effects within Kyocera and to expand the business base.

3)	On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement that a consortium of Kyocera and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business, the name of which was changed to “WILLCOM, Inc.” in February 2005 (the “New Co”), was invested 30% by Kyocera. In cooperation with New Co, Kyocera will endeavor to expand sales in its PHS related business by carving out new markets in Japan as well as overseas.

4)	Kyocera and Kobe Steel, Ltd. established “Japan Medical Materials Corporation (JMM)” on September 1, 2004 by merging the medical materials businesses of both companies and commenced operation on the same day. JMM will benefit from the integration of the specialized expertise of both companies in material and processing technologies, while maximizing synergies by integrating development, production and marketing divisions. JMM will also seek to expand its business worldwide, as a dedicated manufacturer of medical materials.

5)	On December 17, 2004, Kyocera announced to transfer its domestic sales division for solar energy products (which handles sales of solar power generation systems for use by domestic public sector industries) by means of a corporate split to Kyocera Solar Corporation, a consolidated subsidiary of Kyocera, in April 2005. The aim of this move is to expand sales of solar-related products to domestic public sector industries.

6)	Kyocera made a decision during fiscal 2005 to reorganize its optical instruments business. In line with this resolution, Kyocera will downsize the camera business and concentrate management resources into the optical component business with the objective of raising profitability.

(4) Consolidated Operating Segments

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) (%)
	2005	2004
Net sales	1,180,655	1,140,814	3.5
Fine Ceramics Group	295,383	255,805	15.5
Electronic Device Group	262,997	256,906	2.4
Equipment Group	527,379	545,811	(3.4)
Others	118,040	100,505	17.4
Adjustments and eliminations	(23,144)	(18,213)	—
Operating profit	100,522	77,126	30.3
Fine Ceramics Group	46,214	31,139	48.4
Electronic Device Group	35,406	5,047	601.5
Equipment Group	5,883	31,257	(81.2)
Others	13,019	9,683	34.5
Corporate	8,683	34,871	(75.1)
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,678)	2,575	—
Adjustments and eliminations	3	468	(99.4)
Income before income taxes	107,530	115,040	(6.5)

Commencing in the third quarter of fiscal 2004 (October to December 2003), net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, previously published net sales and operating profit of this operating segment for the six months ended September 30, 2003 was restated.

1) Fine Ceramics Group

•	Sales of solar cell modules and solar power generation systems increased significantly, especially in Europe and Japan, while sales of cutting tools, primarily for the automotive industry, were also strong. Demand was brisk for fine ceramic parts, notably for semiconductor and LCD fabrication equipment, and sapphire substrates for LEDs. In semiconductor parts, sales of ceramic packages for mobile phones and digital consumer products and of organic packages grew considerably.

•	Operating profit in this segment increased dramatically compared with fiscal 2004 due to the positive effects of sales gains and improved productivity in each business division, particularly semiconductor parts, solar power generation systems and cutting tools.

2) Electronic Device Group

•	Kyocera achieved strong growth of thermal printheads for digital photo printers and LCDs for mobile handsets. Sales of Kyocera Kinseki Corporation, which became a wholly-owned subsidiary of Kyocera in fiscal 2004, were fully added to the total sales in this segment from the start of fiscal 2005.

•	Operating profit in this segment improved remarkably from fiscal 2004. Besides an increase in sales of key components, Kyocera also enjoyed the positive effects of structural reforms implemented to increase productivity. In addition to these factors, there were no restructuring costs at AVX Corporation, a U.S. subsidiary, as in fiscal 2004.

3) Equipment Group

•	Sales of information equipment increased, due to expanded sale of mid- and high-speed digital multifunction products and the sales contribution of new models such as low- and mid-speed models. Sales of optical instruments also increased due to contributions from optical camera modules, which outweighed a substantial decline in sales of digital cameras due to the implementation of structural reforms. In contrast, sales of telecommunications equipment were forced down due to intensifying price competition for mobile phone handsets and PHS-related products in Japan and overseas, and to the negative impact of inventory adjustments for PHS-related products in China. As a result, overall sales in this segment decreased compared with fiscal 2004.

•	Although profit from information equipment grew strongly due to sales of high-value-added products, profit from telecommunications equipment decreased due to lower sales of mobile phone handsets and of PHS-related products for the Chinese market and to intensifying price competition. The optical instruments business was impacted negatively by price erosion in digital cameras, while also recording reorganization charges, which resulted in a considerable decline in profit. Consequently, operating profit in this segment decreased.

4) Others

•	Net sales and operating profit in this segment increased due mainly to strong growth of Kyocera Chemical Corporation, especially in its business related to flexible printed circuit boards and semiconductor epoxy molding compounds, and favorable growth of Kyocera Communication Systems Co., Ltd., especially in its telecommunications engineering and data center businesses.

(5) Orders and Production (Consolidated)

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) (%)
	2005	2004
Orders	1,154,786	1,183,388	(2.4)
Fine Ceramics Group	294,042	264,439	11.2
Electronic Device Group	265,628	267,444	(0.7)
Equipment Group	497,752	565,929	(12.0)
Others	120,005	104,052	15.3
Adjustments and eliminations	(22,641)	(18,476)	—
Production	1,170,312	1,140,987	2.6
Fine Ceramics Group	301,352	256,703	17.4
Electronic Device group	268,950	254,932	5.5
Equipment Group	522,501	558,941	(6.5)
Others	77,509	70,411	10.1

(6) Geographic Segments (Consolidated)

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) (%)
	2005	2004
Sales	1,180,655	1,140,814	3.5
Japan	472,417	456,807	3.4
USA	248,333	251,326	(1.2)
Asia	203,848	194,302	4.9
Europe	175,850	156,929	12.1
Others	80,207	81,450	(1.5)

1) Japan

Sales increased because sales of Kyocera Kinseki Corporation, which became a wholly-owned subsidiary of Kyocera in fiscal 2004, were fully added to the total sales from the start of fiscal 2005, and also due to increased sales of components business such as fine ceramic parts, organic packages, solar systems, cutting tools. In addition, sales of KCCS also increased.

2) USA

Sales dropped slightly, due mainly to decreased sales of telecommunications equipment coupled with intensified price competition, though sales of information equipment increased.

3) Asia

Sales grew considerably, due mainly to increased sales of information equipment and telecommunications equipment as well as electronic devices.

4) Europe

Sales increased, due to increased sales of information equipment and also to increased sales of solar systems.

2. Cash Flow

Cash and cash equivalents at the end of fiscal 2005 decreased by ¥50,540 million to ¥310,592 million compared with the end of fiscal 2004.

	(Yen in millions)
	Years Ended March 31,
	2005	2004	Change
Cash flows from operating activities	145,523	62,575	82,948
Cash flows from investing activities	(132,494)	29,581	(162,075)
Cash flows from financing activities	(67,344)	(20,422)	(46,922)
Effect of exchange rate changes on cash and cash equivalents	3,775	(8,912)	12,687
Net (decrease) increase in cash and cash equivalents	(50,540)	62,822	(113,362)
Cash and cash equivalents at beginning of year	361,132	298,310	62,822
Cash and cash equivalents at end of year	310,592	361,132	(50,540)

<Cash Flows from Operating Activities>

Net cash provided by operating activities in fiscal 2005 increased by ¥82,948 million to ¥145,523 million from fiscal 2004 of ¥62,575 million. This was due to a significant decrease in receivables by collection, including the short-term finance receivables, although net income decreased by ¥22,178 million to ¥45,908 compared with fiscal 2004. In addition, due to settlement regarding LaPine Case of ¥35,454 million in fiscal 2004, net cash provided by operating activities in fiscal 2005 increased compared with fiscal 2004.

<Cash Flows from Investing Activities>

Net cash used by investing activities in fiscal 2005 increased by ¥162,075 million to ¥132,494 million from net cash provided in fiscal 2004 of ¥29,581 million. This was due mainly to increases in purchases of the government bonds and negotiable certificate of deposits in consideration of current and future financial position according to our investment policy. In addition, due to withdrawal of restricted cash for settlement regarding LaPine Case in fiscal 2004, net cash used by investing activities in fiscal 2005 increased compared with fiscal 2004.

<Cash Flows from Financing Activities>

Net cash used in financing activities in fiscal 2005 increased by ¥46,922 million to ¥67,344 million from fiscal 2004 of ¥20,422 million. This was due mainly to a decrease in proceeds from issuance of long-term debt and an increase in repayments of long-term debt.

<Cash Flows Indexes (Consolidated)>

	Years Ended March 31,
	2005	2004	2003	2002	2001
Stockholders’ equity to total assets	67.3%	64.3%	61.4%	63.2%	59.2%
Market capitalization to total assets	82.2%	91.3%	66.5%	101.2%	124.6%
Interest bearing debts per operating cash flows (years)	1.0	3.2	1.2	1.5	1.5
Operating cash flows per interest paid (ratio)	62.4	20.6	49.8	26.6	37.3

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

3. Capital Expenditures and Depreciation (Consolidated)

	Years Ended March 31,		Increase (Decrease) (%)
	2005	2004
Capital expenditures	63,176	54,937	15.0
(% to net sales)	5.4%	4.8%	—
Depreciation expenses	58,790	60,861	(3.4)
(% to net sales)	5.0%	5.3%	—

•	Capital expenditures increased due mainly to investment in Fine Ceramics Group, including solar systems and semiconductor parts.

4. Non-Consolidated Results for the Year Ended March 31, 2005

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) (%)
	2005	2004
Net sales	493,271	494,035	(0.2)
Profit from operations	33,822	41,222	(18.0)
Recurring profit	66,434	61,788	7.5
Net income	34,327	60,663	(43.4)

5. Cash Dividends for the Year

With regard to year-end dividends, it will be decided at the 51st General Meeting of Shareholders, scheduled for June 28, 2005, that a cash distribution shall be made at the rate of 50 yen per share. Accordingly, total dividends for the year, including the interim dividend of 30 yen per share already paid, shall amount to 80 yen per share, up 20 yen per share from fiscal 2004.

Basic Outlook and Future Management and Business Strategies

1. Economic Situation and Business Environment for the Year Ending March 31, 2006

•	There are fears that the sharp rise in oil prices will have a profoundly negative effect on the world economy in fiscal 2006. Overseas, despite concerns over a slowdown in the European economy, both the Asian and U.S. economies are expected to continue expanding steadily. Although exchange rate trends against the Euro and U.S. dollar remain uncertain, moderate expansion is predicted for the Japanese economy.

•	Kyocera expects a gradual recovery in production activities in the electronics industry in the first half, and a full-scale recovery from the second half of fiscal 2006.

•	In the telecommunications and information processing market, shipment volume of mobile phones is forecast to increase steadily due to the rising popularity of high-performance handsets and the proliferation of low-priced handsets. Meanwhile, stable growth is expected to continue in the markets for PCs and digital cameras. Shipment volume of DVD recorders and digital TVs is predicted to increase significantly.

•	Kyocera also expects continued global expansion of the alternative energy market, which includes solar energy.

•	Kyocera aims to improve profitability in such business environment by promoting its group-wide management policy of “high-value-added diversification”. In order to strengthen each business and make it into a highly profitable “value-added business,” Kyocera will boost productivity, primarily by expanding production in China, and invest aggressively in areas with high growth potential.

2. Consolidated Forecasts for the Year Ending March 31, 2006

(Yen in millions, except per share amounts and exchange rate)
	March 31, 2006 (Forecast)	March 31, 2005 (Result)	Increase (Decrease) (%)
Net sales	1,240,000	1,180,655	5.0
Profit from operations	124,000	100,968	22.8
Income before income taxes	135,000	107,530	25.5
Net income	81,000	45,908	76.4
Diluted earnings per share	431.94	244.81	—
Average US$ exchange rate	102	108	—
Average Euro exchange rate	134	135	—

3. Outlook and Future Business Strategies by Operating Segment (Consolidated)

	(Yen in millions)
	March 31, 2006 (Forecast)	March 31, 2005 (Result)	Increase (Decrease) (%)
Net sales	1,240,000	1,180,655	5.0
• Fine Ceramics Group	338,000	295,383	14.4
• Electronic Device Group	258,000	262,997	(1.9)
• Equipment Group	535,000	527,379	1.4
• Others	131,000	118,040	11.0
• Adjustments and eliminations	(22,000)	(23,144)	—
Profit from operations	130,000	100,522	29.3
• Fine Ceramics Group	50,000	46,214	8.2
• Electronic Device Group	31,000	35,406	(12.4)
• Equipment Group	35,000	5,883	494.9
• Others	14,000	13,019	7.5
Corporate	5,000	7,008	(28.7)
Income before income taxes	135,000	107,530	25.5

<Fine Ceramics Group>

•	In the solar system business, Kyocera will promote enhanced production capability for solar cells and a global production system for modules and also strive for business expansion to meet escalating worldwide demand.

•	Kyocera intends to expand sales in the high-growth-potential areas of single crystal sapphire products for LEDs. Kyocera will also strive to boost market share of fine ceramic parts for LCD fabrication equipment through the creation of a production system that can handle demand for components for larger LCDs.

•	Kyocera seeks to expand sales of both ceramic and organic packages for mobile phone handsets, digital cameras and flat-screen TVs. In addition, plans are in place to commence the mass-production of organic packages for next-generation MPUs used inside digital consumer equipment.

<Electronic Device Group>

•	With the objective of increasing sales of passive components, crystal related products and circuit modules, Kyocera will strengthen design-in activities through integration of the total resources of Kyocera Group, from the equipment design stage to component development and through cooperation with customers in domestic and overseas markets.

•	Kyocera also intends to increase sales of thin-film products by promoting thermal printheads that enable high-speed color printing capability, making them ideal for the digital photo printing market. By strengthening production capacity of color LCDs for application in industrial equipment, Kyocera aims to enhance its responsiveness to customer needs and expand this business sector.

<Equipment Group>

•	To improve profitability in the mobile phone handset business, Kyocera will implement additional structural reforms. In PHS-related products, Kyocera will work to expand domestic sales by launching new next-generation base stations and handsets and also to cultivate overseas markets. Through these endeavors, Kyocera aims to swiftly improve the profitability its entire telecommunications equipment business.

•	In the optical instruments business, Kyocera will release new products and expand its customer base for optical modules for mobile phone handsets, and fully utilize production in China.

•	Kyocera aims to expand sales in the information equipment business by further strengthening products with higher speed and color printers to promote its business model by developing products under the “Ecosys Concept.”

<Others>

•	Kyocera Chemical Corporation will strive aggressively to increase sales of new eco-friendly materials, beginning with lead-free materials, in line with rising demand. It will also devote energies to the development of materials that enhance product competitiveness by maximizing synergies with Kyocera Group companies.

•	In accord with projected growth in security-related industries due to the enactment of the Personal Information Protection Act in Japan, Kyocera Communication Systems Co., Ltd. (KCCS) will expend resources in this business by launching new products. KCCS also aims to expand its business directed at securing safe mobile communication with intranets.

4. Non-Consolidated Forecasts for the Year Ending March 31, 2006

	(Yen in millions)
	March 31, 2006 (Forecast)	March 31, 2005 (Result)	Increase (Decrease) (%)
Net sales	513,000	493,271	4.0
Profit from operations	37,000	33,822	9.4
Recurring profit	64,000	66,434	(3.7)
Net income	45,000	34,327	31.1

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥310,592		¥361,132		¥(50,540)
Short-term investments	34,938		3,855		31,083
Trade notes receivable	29,552		33,801		(4,249)
Trade accounts receivable	201,374		207,583		(6,209)
Short-term finance receivables	40,801		70,553		(29,752)
Less allowances for doubtful accounts and sales returns	(7,981)		(8,468)		487
Inventories	213,411		197,194		16,217
Deferred income taxes	38,659		34,957		3,702
Other current assets	34,229		33,089		1,140

Total current assets	895,575	51.3	933,696	52.0	(38,121)

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	30,623		24,054		6,569
Securities and other investments	430,437		430,096		341

Total investments and advances	461,060	26.4	454,150	25.3	6,910

Long-term finance receivables	66,427	3.8	88,512	5.0	(22,085)

Property, plant and equipment, at cost :
Land	55,210		54,867		343
Buildings	225,964		217,216		8,748
Machinery and equipment	656,780		622,721		34,059
Construction in progress	14,384		10,384		4,000
Less accumulated depreciation	(693,341)		(650,668)		(42,673)

	258,997	14.9	254,520	14.2	4,477
Goodwill	28,110	1.6	25,254	1.4	2,856
Intangible assets	15,847	0.9	16,645	0.9	(798)
Other assets	19,503	1.1	21,981	1.2	(2,478)

Total non-current assets	849,944	48.7	861,062	48.0	(11,118)

Total assets	¥1,745,519	100.0	¥1,794,758	100.0	¥(49,239)

	Yen in millions
	March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥66,556		¥84,815		¥(18,259)
Current portion of long-term debt	44,051		44,522		(471)
Trade notes and accounts payable	86,872		110,759		(23,887)
Other notes and accounts payable	34,690		38,115		(3,425)
Accrued payroll and bonus	34,821		34,161		660
Accrued income taxes	31,180		19,054		12,126
Other accrued expenses	28,849		28,665		184
Other current liabilities	17,338		16,548		790

Total current liabilities	344,357	19.7	376,639	21.0	(32,282)

Non-current liabilities :
Long-term debt	33,557		70,608		(37,051)
Accrued pension and severance costs	31,166		38,620		(7,454)
Deferred income taxes	96,345		98,791		(2,446)
Other non-current liabilities	4,761		6,409		(1,648)

Total non-current liabilities	165,829	9.5	214,428	11.9	(48,599)

Total liabilities	510,186	29.2	591,067	32.9	(80,881)

Minority interests in subsidiaries	60,482	3.5	53,238	3.0	7,244

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,061		162,091		(30)
Retained earnings	916,628		881,969		34,659
Accumulated other comprehensive income	11,839		22,046		(10,207)
Treasury stock, at cost	(31,380)		(31,356)		(24)

Total stockholders’ equity	1,174,851	67.3	1,150,453	64.1	24,398

Total liabilities, minority interests and stockholders’ equity	¥1,745,519	100.0	¥1,794,758	100.0	¥(49,239)

Note  1:  Accumulated other comprehensive income is as follows:

	Yen in millions
	March 31,
	2005	2004
Net unrealized gains on securities	¥42,461	¥59,241
Net unrealized losses on derivative financial instruments	¥(27)	¥(48)
Minimum pension liability adjustments	¥(1,629)	¥(1,477)
Foreign currency translation adjustments	¥(28,966)	¥(35,670)

Note 2:	As a result of increase in an affiliated company accounted for by the equity method, the previous years’ consolidated financial statements have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock”

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions and shares in thousands, except per share amounts
	Years ended March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Net sales	¥1,180,655	100.0	¥1,140,814	100.0	¥39,841	3.5
Cost of sales	855,067	72.4	860,224	75.4	(5,157)	(0.6)

Gross profit	325,588	27.6	280,590	24.6	44,998	16.0
Selling, general and administrative expenses	224,620	19.0	171,628	15.0	52,992	30.9

Profit from operations	100,968	8.6	108,962	9.6	(7,994)	(7.3)

Other income (expenses) :

Interest and dividend income	6,396	0.5	4,883	0.4	1,513	31.0
Interest expense	(1,275)	(0.1)	(1,286)	(0.1)	11	—
Foreign currency transaction gains and losses, net	2,618	0.2	(1,546)	(0.1)	4,164	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,678)	(0.1)	2,575	0.2	(4,253)	—
Other, net	501	0.0	1,452	0.1	(951)	(65.5)

Total other income (expenses)	6,562	0.5	6,078	0.5	484	8.0

Income before income taxes, minority interests	107,530	9.1	115,040	10.1	(7,510)	(6.5)
Income taxes	58,480	4.9	50,310	4.4	8,170	16.2

Income before minority interests	49,050	4.2	64,730	5.7	(15,680)	(24.2)
Minority interests	(3,142)	(0.3)	3,356	0.3	(6,498)	—

Net income	¥45,908	3.9	¥68,086	6.0	¥(22,178)	(32.6)

Earnings per share:
Net income:
Basic	¥244.86		¥364.79
Diluted	¥244.81		¥364.78

Weighted average number of shares of common stock outstanding :
Basic	187,489		186,643
Diluted	187,528		186,649

Notes:

1.	Kyocera applies Statement of Financial Accounting Standards No. 130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for years ended March 31, 2005 and 2004 was an increase of ¥35,701 million and ¥146,326 million, respectively.
2.	Earnings per share amounts were computed based on Statement of Financial Accounting Standards No. 128, “Earnings per Share.” Under Statement of Financial Accounting Standards No. 128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
3.	Profit from operation for the year ended March 31, 2004 included ¥18,917 million of net settlement gain for the substitutional portion of Employee Pension Funds, which was recorded at Kyocera Corporation and Kyocera Mita Corporation. Kyocera Corporation and Kyocera Mita Corporation adopted Emerging issues Task Force issue No. 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of Employee Pension.
4.	On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on tax on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was less than appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. Based on this notice of tax assessment, Kyocera Corporation recorded ¥12,748 million in income taxes as tax expenses of previous years.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

( Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥825,057	¥(56,194)	¥(52,034)

Net income for the year			68,086			¥68,086

Other comprehensive income				78,240		78,240

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	881,969	22,046	(31,356)
Net income for the year			45,908			¥45,908
Other comprehensive income				(10,207)		(10,207)

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)

Note:	As a result of increase in an affiliated company accounted for by the equity method, the previous years’ consolidated financial statements have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Years ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	¥45,908	¥68,086
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	65,909	70,260
Losses on devaluation of inventories	13,458	14,013
Minority interests	3,142	(3,356)
Decrease (increase) in receivables	68,558	(34,704)
Increase in inventories	(28,651)	(35,751)
(Decrease) increase in notes and accounts payable	(31,914)	20,701
Settlement regarding LaPine Case	—	(35,454)
Other, net	9,113	(1,220)

Net cash provided by operating activities	145,523	62,575

Cash flows from investing activities :
Payments for purchases of securities	(92,087)	(37,981)
Payments for purchases of investments and advances	(11,858)	(7,917)
Sales and maturities of securities	49,674	77,487
Proceeds from sales of investment in an affiliate	—	5,004
Payments for purchases of property, plant and equipment, and intangible assets	(64,201)	(58,869)
Proceeds from sales of property, plant and equipment, and intangible assets	2,920	2,720
Acquisitions of businesses, net of cash acquired	(2,794)	(2,271)
Deposit of negotiable certificate of deposits and time deposits	(112,903)	(674)
Withdrawal of negotiable certificate of deposits and time deposits	95,220	79
Deposit of restricted cash	—	(1,994)
Withdrawal of restricted cash	—	52,983
Other, net	3,535	1,014

Net cash (used in) provided by investing activities	(132,494)	29,581

Cash flows from financing activities :
Decrease in short-term debt	(18,490)	(23,823)
Proceeds from issuance of long-term debt	21,077	48,975
Payments of long-term debt	(58,720)	(33,152)
Dividends paid	(12,614)	(12,372)
Net purchases of treasury stock	(28)	(33)
Other, net	1,431	(17)

Net cash used in financing activities	(67,344)	(20,422)

Effect of exchange rate changes on cash and cash equivalents	3,775	(8,912)

Net (decrease) increase in cash and cash equivalents	(50,540)	62,822
Cash and cash equivalents at beginning of year	361,132	298,310

Cash and cash equivalents at end of year	¥310,592	¥361,132

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Years ended March 31,
	2005	2004
Cash paid during the year for :
Interest	¥2,331	¥3,043
Income taxes	40,055	38,774

Acquisitions of businesses :
Fair value of assets acquired	¥8,478	¥56,506
Fair value of liabilities assumed	(2,683)	(19,804)
Minority interests	(2,440)	—
Investments accounted for by the equity method	—	(4,600)
Stock issuance for acquisition	—	(15,132)
Cash acquired	(561)	(14,699)

	¥2,794	¥2,271

SEGMENT INFORMATION

1. Operating segments :

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales :
Fine Ceramics Group	¥295,383	¥255,805	¥39,578	15.5
Electronic Device Group	262,997	256,906	6,091	2.4
Equipment Group	527,379	545,811	(18,432)	(3.4)
Others	118,040	100,505	17,535	17.4
Adjustments and eliminations	(23,144)	(18,213)	(4,931)	—

	¥1,180,655	¥1,140,814	¥39,841	3.5

Operating profit :
Fine Ceramics Group	¥46,214	¥31,139	¥15,075	48.4
Electronic Device Group	35,406	5,047	30,359	601.5
Equipment Group	5,883	31,257	(25,374)	(81.2)
Others	13,019	9,683	3,336	34.5

	100,522	77,126	23,396	30.3

Corporate	8,683	34,871	(26,188)	(75.1)
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,678)	2,575	(4,253)	—
Adjustments and eliminations	3	468	(465)	(99.4)

Income before income taxes	¥107,530	¥115,040	¥(7,510)	(6.5)

Segment assets :
Fine Ceramics Group	¥208,720	¥194,073	¥14,647	7.5
Electronic Device Group	357,797	349,755	8,042	2.3
Equipment Group	308,811	315,851	(7,040)	(2.2)
Others	216,178	260,818	(44,640)	(17.1)

	1,091,506	1,120,497	(28,991)	(2.6)

Corporate	684,970	696,298	(11,328)	(1.6)
Investments in and advances to affiliates and unconsolidated subsidiaries	30,623	24,054	6,569	27.3
Adjustments and eliminations	(61,580)	(46,091)	(15,489)	—

Total assets	¥1,745,519	¥1,794,758	¥(49,239)	(2.7)

Depreciation and amortization :
Fine Ceramics Group	¥17,887	¥16,729	¥1,158	6.9
Electronic Device Group	21,723	23,323	(1,600)	(6.9)
Equipment Group	19,963	22,814	(2,851)	(12.5)
Others	4,070	4,838	(768)	(15.9)
Corporate	2,266	2,556	(290)	(11.3)

Total	¥65,909	¥70,260	¥(4,351)	(6.2)

Capital expenditures :
Fine Ceramics Group	¥19,089	¥13,307	¥5,782	43.5
Electronic Device Group	19,453	18,612	841	4.5
Equipment Group	19,169	18,303	866	4.7
Others	2,279	1,099	1,180	107.4
Corporate	3,186	3,616	(430)	(11.9)

Total	¥63,176	¥54,937	¥8,239	15.0

2. Geographic segments (Sales and operating profit by geographic area) :

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales:
Japan	¥ 525,432	¥519,532	¥5,900	1.1
Intra-group sales and transfer between geographic areas	314,149	284,346	29,803	10.5

	839,581	803,878	35,703	4.4

United States of America	307,490	313,007	(5,517)	(1.8)
Intra-group sales and transfer between geographic areas	25,299	20,815	4,484	21.5

	332,789	333,822	(1,033)	(0.3)

Asia	147,654	128,629	19,025	14.8
Intra-group sales and transfer between geographic areas	118,877	100,527	18,350	18.3

	266,531	229,156	37,375	16.3

Europe	180,604	161,364	19,240	11.9
Intra-group sales and transfer between geographic areas	30,475	32,918	(2,443)	(7.4)

	211,079	194,282	16,797	8.6

Others	19,475	18,282	1,193	6.5
Intra-group sales and transfer between geographic areas	7,559	7,686	(127)	(1.7)

	27,034	25,968	1,066	4.1

Adjustments and eliminations	(496,359)	(446,292)	(50,067)	—

	¥1,180,655	¥1,140,814	¥39,841	3.5

Operating profit:
Japan	¥91,760	¥89,193	¥2,567	2.9
United States of America	2,091	2,560	(469)	(18.3)
Asia	13,055	9,829	3,226	32.8
Europe	(1,482)	(17,601)	16,119	—
Others	1,245	1,042	203	19.5

	106,669	85,023	21,646	25.5
Adjustments and eliminations	(6,144)	(7,429)	1,285	—

	100,525	77,594	22,931	29.6
Corporate	8,683	34,871	(26,188)	(75.1)
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,678)	2,575	(4,253)	—

Income before income taxes	¥107,530	¥115,040	¥(7,510)	(6.5)

3. Geographic segments (Sales by region) :

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Japan	¥472,417	40.0	¥456,807	40.0	¥15,610	3.4
United States of America	248,333	21.0	251,326	22.0	(2,993)	(1.2)
Asia	203,848	17.3	194,302	17.0	9,546	4.9
Europe	175,850	14.9	156,929	13.8	18,921	12.1
Others	80,207	6.8	81,450	7.2	(1,243)	(1.5)

Net sales	¥1,180,655	100.0	¥1,140,814	100.0	¥39,841	3.5

Sales outside Japan	¥708,238		¥684,007		¥24,231	3.5
Sales outside Japan ratio to net sales	60.0%		60.0%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities at March 31, 2005 and 2004, included in short-term investments (current assets) and securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	March 31,
	2005				2004
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥2,024	¥2,029	¥12	¥7	¥14,961	¥14,891	¥26	¥96
Other debt securities	72,174	72,060	199	313	12,994	12,839	1	156
Equity securities	272,764	344,085	71,692	371	281,143	380,502	102,579	3,220

Total available-for-sale securities	346,962	418,174	71,903	691	309,098	408,232	102,606	3,472

Held-to-maturity securities :
Other debt securities	24,718	24,357	—	361	21,093	21,165	72	—

Total held-to-maturity securities	24,718	24,357	2,004	361	21,093	21,165	72	—

Total investments in debt and equity securities	¥371,680	¥442,531	¥71,903	¥1,052	¥330,191	¥429,397	¥102,678	¥3,472

Note:	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION

KYOCERA WIRELESS CORPORATION

KYOCERA MITA CORPORATION

KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :

TAITO CORPORATION

WILLCOM, INC.

2. Changes in scope of consolidation and application of the equity method :

    Consolidation

(Increase)	8	JAPAN MEDICAL MATERIALS CORPORATION and others

(Decrease)	2	KYOCERA CHEMICAL REINFORCED PLASTIC CO., LTD. and another

Equity method

(Increase)	2	WILLCOM, INC. and another

(Decrease)	2	MILLENNIUM BUSINESS SYSTEMS, L.L.C. and another

3. Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1) Valuation of inventories

Finished goods and work in process are mainly stated at the lower of cost or market, the cost being determined by the average method. All other inventories are mainly stated at the lower of cost or market, the cost being determined by the first-in, first-out method.

(2) Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(3) Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets mainly using the declining balance method.

(4) Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

Intangible assets with definite useful lives are amortized over their respective estimate useful life.

(5) Accounting for allowance and accruals

Allowance for doubtful accounts :

Kyocera provided based on the past actual ratio of losses on bad debt in addition to estimation of uncollectible amount based on the analysis of certain individual receivables.

Accrued pension and severance cost:

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees.

Kyocera Corporation

The non-consolidated financial statements are prepared in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the result for the year : April 27, 2005

Date of the general meeting of shareholders : June 28, 2005

1. Results for the year ended March 31, 2005 :

(1) Results of operations :

	Years ended March 31,
	2005		2004
Net sales	¥493,271 million		¥494,035 million
% change from the previous year		(0.2)%		2.3%
Profit from operations	33,822 million		41,222 million
% change from the previous year		(18.0)%		(2.8)%
Recurring profit	66,434 million		61,788 million
% change from the previous year		7.5%		13.0%
Net income	34,327 million		60,663 million
% change from the previous year		(43.4)%		117.2%

Earnings per share :
Basic	¥182.77		¥324.70
Diluted	¥182.73		¥324.69

Return on equity	3.3%		6.4%
Recurring profit to total assets	5.4%		5.3%
Recurring profit to net sales	13.5%		12.5%

Notes :

1. Average number of common stock outstanding during the year

Year ended March 31, 2005 :	187,488,658 shares
Year ended March 31, 2004 :	186,644,145 shares

2. Change in accounting policies : None

(2) Dividend information :

	Years ended March 31,
	2005	2004
Year-end dividends per share	¥50.00	¥30.00
Interim dividends per share	30.00	30.00
Annual dividends per share	80.00	60.00
Annual aggregate amount of dividends paid	14,999 million	11,249 million
Dividends to net income	43.8%	18.5%
Dividends to stockholders’ equity	1.4%	1.1%

(3) Financial Condition :

	March 31,
	2005	2004
Total assets	¥1,232,069 million	1,241,012 million
Stockholders’ equity	1,036,744 million	1,029,738 million

Stockholders’ equity to total assets	84.1%	83.0%

Stockholders’ equity per share	¥5,529.54	¥5,492.08

Notes : Total number of shares outstanding as of :

March 31, 2005	187,481,084 shares
March 31, 2004	187,484,253 shares

Total number of treasury stock as of :

March 31, 2005	3,828,206 shares
March 31, 2004	3,825,037 shares

2. Forecast for the year ending March 31, 2006 :

Year ending March 31, 2006
Net sales	¥513,000 million
Recurring profit	64,000 million
Net income	45,000 million
Annual dividends per share	¥100.00

Note:  Forecast of earnings per share:                                                                                                                         ¥239.70

With regard to the forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 18.

BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥154,347		¥192,928		¥(38,581)
Trade notes receivable	40,249		50,414		(10,165)
Trade accounts receivable	90,666		85,441		5,225
Marketable securities	12,606		—		12,606
Finished goods and merchandise	15,483		20,010		(4,527)
Raw materials	21,663		20,058		1,605
Work in process	20,217		21,904		(1,687)
Supplies	625		742		(117)
Advanced payment	676		173		503
Deferred income taxes	12,525		10,806		1,719
Short-term loans to affiliates	3,766		3,178		588
Other accounts receivable	5,413		5,772		(359)
Refundable income taxes	—		2,645		(2,645)
Other current assets	328		1,176		(848)
Allowances for doubtful accounts	(139)		(144)		5

Total current assets	378,425	30.7	415,103	33.4	(36,678)

Fixed assets :
Tangible fixed assets :
Buildings	33,378		36,499		(3,121)
Structures	2,131		2,275		(144)
Machinery and equipment	36,706		37,163		(457)
Vehicles	27		30		(3)
Tools, furniture and fixtures	7,652		9,232		(1,580)
Land	32,277		31,972		305
Construction in progress	1,958		1,634		324

Total tangible fixed assets	114,129	9.3	118,805	9.6	(4,676)

Intangible assets :
Patent rights and others	2,192		3,178		(986)

Total intangible assets	2,192	0.2	3,178	0.3	(986)

Investments and other assets :
Investments in securities	407,221		413,960		(6,739)
Investments in subsidiaries and affiliates	284,996		249,591		35,405
Investments in subsidiaries and affiliates other than equity securities	23,254		25,664		(2,410)
Long-term loan to employees	—		1		(1)
Long-term loans to affiliates	19,744		10,540		9,204
Long-term loans under rehabilitation plans	5,336		155		5,181
Long-term prepaid expenses	5,035		6,791		(1,756)
Security deposits	2,173		2,279		(106)
Other investments	364		1,136		(772)
Allowances for doubtful accounts	(4,850)		(241)		(4,609)
Allowances for impairment loss on securities	(5,950)		(5,950)		—

Total investments and other assets	737,323	59.8	703,926	56.7	33,397

Total fixed assets	853,644	69.3	825,909	66.6	27,735

Total assets	¥1,232,069	100.0	¥1,241,012	100.0	¥(8,943)

	Yen in millions
	March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥42,602		¥51,684		¥(9,082)
Current portion of long-term debt	—		0		(0)
Other payables	13,737		14,012		(275)
Accrued expenses	6,165		6,355		(190)
Income taxes payables	13,800		45		13,755
Advance received	109		48		61
Deposits received	2,845		2,176		669
Unearned income	3		4		(1)
Accrued bonuses	9,215		10,658		(1,443)
Provision for warranties	493		650		(157)
Provision for sales returns	232		184		48
Other current liabilities	568		—		568

Total current liabilities	89,769	7.3	85,816	6.9	3,953

Non-current liabilities :
Long-term debt	—		1		(1)
Deferred income taxes	83,376		90,977		(7,601)
Accrued pension and severance costs	20,789		33,148		(12,359)
Directors’ retirement allowance	1,078		985		93
Other non-current liabilities	313		347		(34)

Total non-current liabilities	105,556	8.6	125,458	10.1	(19,902)

Total liabilities	195,325	15.9	211,274	17.0	(15,949)

Stockholder’s equity

Common stock	115,703	9.4	115,703	9.3	—
Additional paid-in capital	192,555	15.6	192,555	15.5	—
Retained earnings:
Legal reserves	17,207		17,207		—
Reserve for special depreciation	2,003		2,393		(390)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
General reserve	535,836		487,828		48,008
Unappropriated retained earnings	36,990		61,588		(24,598)

Total retained earnings	595,336	48.3	572,316	46.2	23,020

Net unrealized gains on other securities	164,530	13.3	180,520	14.5	(15,990)

Treasury stock, at cost	(31,380)	(2.5)	(31,356)	(2.5)	(24)

Total stockholders’ equity	1,036,744	84.1	1,029,738	83.0	7,006

Total liabilities and stockholders’ equity	¥1,232,069	100.0	¥1,241,012	100.0	¥(8,943)

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,
	2005		2004		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥493,271	100.0	¥494,035	100.0	¥(764)	(0.2)
Cost of sales	390,348	79.1	385,752	78.1	4,596	1.2
Gross profit	102,923	20.9	108,283	21.9	(5,360)	(5.0)
Selling, general and administrative expenses	69,101	14.0	67,061	13.6	2,040	3.0

Profit from operations	33,822	6.9	41,222	8.3	(7,400)	(18.0)

Non-operating income :
Interest and dividend income	28,083	5.7	17,757	3.6	10,326	58.2
Foreign currency transaction gains, net	1,445	0.3	1,267	0.3	178	14.1
Other non-operating income	8,510	1.7	4,666	0.9	3,844	82.4

Total non-operating income	38,038	7.7	23,690	4.8	14,348	60.6

Non-operating expenses :
Interest expense	15	0.0	16	0.0	(1)	(3.2)
Loss on disposal of inventories	3,863	0.8	2,023	0.4	1,840	91.0
Rework expenses	—	—	481	0.1	(481)	—
Compensation for defective goods	696	0.1	—	—	696	—
Other non-operating expenses	852	0.2	604	0.1	248	40.9

Total non-operating expenses	5,426	1.1	3,124	0.6	2,302	73.7

Recurring profit	66,434	13.5	61,788	12.5	4,646	7.5

Non-recurring gain	2,187	0.4	36,701	7.4	(34,514)	(94.0)
Non-recurring loss	12,738	2.6	1,414	0.3	11,324	800.9

Income before income taxes	55,883	11.3	97,075	19.6	(41,192)	(42.4)
Income taxes – current	9,320	1.9	3,807	0.7	5,513	144.8
Income taxes – previous years	12,748	2.5	—	—	12,748	—
Income taxes – deferred	(512)	(0.1)	32,605	6.6	(33,117)	—

Net income	34,327	7.0	60,663	12.3	(26,336)	(43.4)

Unappropriated retained earnings brought forward from the previous year	8,293		6,553
Net realized loss on treasury stock, at cost	5		3
Interim dividends	5,625		5,625

Unappropriated retained earnings at the end of the year	¥36,990		¥61,588

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2005	2004
Unappropriated retained earnings	¥36,990	¥61,588	¥(24,598)
Reversal of reserves:
Reversal of reserve for special depreciation	740	710	30

Total	37,730	62,298	(24,568)

To be appropriated as follows:
Dividends	9,374	5,624	3,750
Directors’ bonuses (Note)	60	60	—
Reserve for special depreciation	322	321	1
General reserve	18,000	48,000	(30,000)

Unappropriated retained earnings carried forward to the next year	¥9,974	¥8,293	¥1,681

Note:	Corporate auditors’ bonuses of ¥5 million and ¥6 million are included in directors’ bonuses in 2005 and 2004, respectively. The above proposed appropriation of retained earnings for the year ended March 31, 2005 is subject to the approval at stockholders’ meeting which will be held on June 28, 2005.

1. Summary of significant accounting policies :

(1) Securities :

Held-to-maturity securities :	Amortized cost method
Investments in subsidiaries and affiliates :	Cost determined by the moving average method
Other securities

Marketable :	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2) Derivatives instruments : Mark-to-market method

(3) Inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

(4) Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5) Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on investments :

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipment and optical instruments.

Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal regulation.

(6) Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(7) Consumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

2. Changes in the line items on Income Statement :

(1)	As the amount of “rework expense” for the year ended March 31, 2005 was below 10 percent of total other non-operating expenses, it was included in other non-operating expenses. For reference, rework expense for the year ended March 31, 2005 was ¥9 million.
(2)	As the amount of compensation expense for defective goods for the year ended March 31, 2005 was above 10 percent of total non-operating expenses, it was segregated from other non-operating expenses. For reference, compensation expense for defective goods for the year ended March 31, 2004 was ¥275 million.

Notes to the balance sheets :

	Yen in millions
	March 31,
	2005	2004
(1) Accumulated depreciation of tangible fixed assets	¥308,347	¥318,482

(2) Assets pledged as collateral Investments in WILLCOM, INC.	¥17,812	—
Corresponding liability WILLCOM, INC.’s long-term debt from financial institutions *	¥166,815	—
* All equity investors of WILLCOM INC. pledge their investments as collateral for this long-term debt.

(3) Guarantees:
Guarantee in the form of commitment	¥1,390	¥25,503
Guarantee in the form of letters of awareness	¥6,976	¥8,546

(4) Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables on the balance sheets.

Notes to the statements of income :

(1) Major items in non-recurring gain and loss :

	Yen in millions
	Years ended March 31,
	2005	2004
1) Non-recurring gain :
Liquidation gain on investments in securities	¥1,994	—
Gain on disposal of tangible fixed assets	¥170	¥309
Settlement gain for a substitutional portion of employee benefit obligation	—	¥32,721
Gain on sale of investment in an affiliate	—	¥3,670

2) Non-recurring loss :
Allowance for doubtful accounts for a subsidiary	¥4,503	—
Loss on devaluation of investment in a subsidiary	¥4,141	—
Loss on devaluation of investment in securities	¥2,817	¥615
Loss on devaluation of investment in securities Loss on disposal of tangible fixed assets	¥1,222	¥791

(2) Depreciation and amortization :

	Yen in millions
	Years ended March 31,
	2005	2004
Tangible fixed assets	¥23,987	¥26,323
Intangible assets	¥1,438	¥1,673

Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	March 31, 2005
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,739	¥92,835
Investment in affiliates	¥6,541	¥18,257	¥11,716

	¥72,445	¥176,996	¥104,551

	Yen in millions
	March 31, 2004
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥210,167	¥144,263
Investment in affiliates	¥6,541	¥20,789	¥14,248

	¥72,445	¥230,956	¥158,511

[Translation]

April 27, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director
(Code number: 6971, First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)

Changes in Directors, Corporate Auditors and Executive Officers

This is to advise you that Kyocera Corporation has decided to change its directors, corporate auditors and executive officers at the Board of Directors Meeting held on April 27, 2005 as set forth below:

1. New management structure

(1) Candidates for directors (effective as from June 28, 2005)

Name	New Title [New Assignment]	Former Title [Former Assignment]
Kensuke Itoh	Advisor and Director	Chairman of the Board and Representative Director

Yasuo Nishiguchi	Chairman of the Board and Representative Director	President and Representative Director

Masahiro Umemura	Vice Chairman and Representative Director [General Manager of Corporate Development Group]	Representative Director [General Manager of Corporate Development Division]

Makoto Kawamura	President and Representative Director	[General Manager of Corporate Cutting Tool Division]

Yuzo Yamamura	Director [President and Representative Director of KYOCERA ELCO Corporation]	Director [President and Representative Director of KYOCERA ELCO Corporation]

Naoyuki Morita	Director [President and Representative Director of KYOCERA Communication Systems Co., Ltd.]	Director [President and Representative Director of KYOCERA Communication Systems Co., Ltd.]

Koji Seki	Director [Chairman and Representative Director of KYOCERA MITA Corporation]	Director [Chairman and Representative Director of KYOCERA MITA Corporation]

Michihisa Yamamoto	Director [President and Representative Director of KYOCERA OPTEC Co., Ltd., and General Manager of Corporate Optical Equipment Group]	Representative Director [President and Representative Director of KYOCERA OPTEC Co., Ltd., and General Manager of Corporate Optical Equipment Division]

Noboru Nakamura	Director [Executive Vice President and Representative Director of KYOCERA Chemical Corporation]	Director [Executive Vice President and Representative Director of KYOCERA Chemical Corporation]

Isao Kishimoto	Director [President and Representative Director of KYOCERA KINSEKI Corporation]	Director [President and Representative Director of KYOCERA KINSEKI Corporation]

Hisao Hisaki	Director [President of KYOCERA (Tianjin) Sales & Trading Corporation]	Director [President of KYOCERA (Tianjin) Sales & Trading Corporation]

Rodney N. Lanthorne	Director [President and Director of KYOCERA International, Inc.]	Director [President and Director of KYOCERA International, Inc.]

John S. Gilbertson	Director [President and Chief Executive Officer, Director of AVX Corporation]	Director [President and Chief Executive Officer, Director of AVX Corporation]

(2) Candidates for Corporate Auditors (effective as from June 28, 2005)

Name	New Title [New Assignment]	Former Title [Former Assignment]
Yasuo Akashi	Auditor	Auditor

Yoshihiko Nishikawa	Auditor	Senior Executive Officer

Osamu Nishieda	Auditor [Attorney At Law]	Auditor

Shinji Kurihara	Auditor [Chairman of TAKEDA Hospital Management Institute]	Auditor

Shigekazu Tamura	Auditor [Certified Public Accountant]

(3) Candidates for retiring Director and Corporate Auditor (effective as from June 28, 2005)

(Present)	Chairman Emeritus and Director	Kazuo Inamori
(Present)	Full-time Corporate Auditor	Atsushi Mori

Kazuo Inamori will become Chairman Emeritus.

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2. Introduction of Corporate Business Group System

Kyocera will implement Corporate Business Group System to strengthen consolidated management. Through this implementation, we will change each Corporate Business Division and Business Division to Corporate Business Group and Business Group effective as from June 1, 2005.

Corporate Business Group, Business Group and Divisions directly controlled by President are organized by manufacturing, sales and development divisions.

[Corporate Business Groups and Business Groups]

Corporate Fine Ceramics Group	Corporate Semiconductor Components Group
Corporate Solar-Energy Group	Corporate Cutting Tool Group
Corporate Electronic Components Group	Corporate Thin Film Devices Group
Corporate Mobile Communication Equipment Group
Corporate Communication Systems Equipment Group
Corporate Optical Equipment Group	Corporate R&D Group for Components and Devices
Corporate R&D Group for Equipment and Systems	Corporate Business Strategy Group
Corporate Environment and Education Group	Corporate Purchasing Group
Corporate Business Systems Administration Group
Corporate Accounting Group	Corporate Development Group
Corporate Legal and Intellectual Property Group

[Divisions Directly Controlled by President]

Automotive Components Division	Jewelry & Application Products Division
Logistics Service Division	Finance Division	Office of the Chief Executives

New Executive Officer System (effective as from June 1, 2005)

Name	New Title [New Assignment]	Former Title [Former Assignment]
Yasuo Nishiguchi	CEO (Chief Executive Officer)	President and Executive Officer

Masahiro Umemura	CFO (Chief Financial Officer) [General Manager of Corporate Development Group]	Executive Vice President and Executive Officer [General Manager of Corporate Development Division]

Makoto Kawamura	COO (Chief Operating Officer)	Managing Executive Officer [General Manager of Corporate Cutting Tool Division]

Isao Yukawa	Senior Managing Executive Officer [General Manager of Corporate Solar-Energy Group]	Managing Executive Officer [General Manager of Corporate Solar-Energy Division]

Tatsumi Maeda	Managing Executive Officer [Deputy General Manager of Corporate Solar-Energy Group]	Managing Executive Officer [General Manager of Corporate Business Strategy Division]

Hisashi Sakumi	Managing Executive Officer [General Manager of Corporate Environment and Education Group]	Managing Executive Officer [General Manager of Corporate Environment and Education Division]

Tsutomu Yamori	Managing Executive Officer [General Manager of Corporate General Affairs Human Resources Group]	Managing Executive Officer [General Manager of Corporate General Affairs Human Resources Division]

Takashi Itoh	Managing Executive Officer [General Manager of Corporate Purchasing Group]	Senior Executive Officer [General Manager of Corporate Purchasing Division]

Tetsuo Kuba	Managing Executive Officer [General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group]	Executive Officer [General Manager of Corporate Fine Ceramics Division]

Osamu Nomoto	Managing Executive Officer [General Manager of Corporate Electronic Components Group]	Executive Officer [General Manager of Corporate Ceramic Packages Division]

Eiichi Toriyama	Managing Executive Officer [Deputy General Manager of Corporate Electronic Components Group and General Manager of Corporate Electronic Components Sales Division]	Managing Executive Officer [General Manager of Corporate Electronic Components Sales Division]

Akiyoshi Okamoto	Senior Executive Officer [General Manager of Shanghai KYOCERA Electronics Co., Ltd.]	Senior Executive Officer [General Manager of Shanghai KYOCERA Electronics Co., Ltd.]

Yoshihiko Nishikawa	Senior Executive Officer [General Manager of Corporate R&D Group for Components and Devices]	Senior Executive Officer [General Manager of Corporate R&D Division for Components and Devices]

Keijiro Minami	Senior Executive Officer [General Manager of Corporate Legal and Intellectual Property Group]	Executive Officer [General Manager of Corporate Legal and Intellectual Property Division]

Goro Yamaguchi	Senior Executive Officer [Deputy General Manager of Corporate Semiconductor Components Group and General Manager of Corporate Semiconductor Components Sales Division]	Executive Officer [General Manager of Corporate Semiconductor Components Sales Division]

Yasushi Matsumura	Senior Executive Officer [General Manager of Corporate Thin-Film Devices Group]	Executive Officer [General Manager of Liquid Crystal Display Division]

Testuo Okada	Senior Executive Officer [President and Representative Director of KYOCERA MITA Corporation]	[President and Representative Director of KYOCERA MITA Corporation]

Yoshihito Ota	Executive Officer [General Manager of Office of the Chief Executives]	Executive Officer [General Manager of Office of the Chief Executives]

Yasuyuki Yamamoto	Executive Officer [General Manager of Corporate Mobile Communication Equipment Group]	Executive Officer [General Manager of Corporate Mobile Communication Equipment Division]

Jyunichi Jinno	Executive Officer [General Manager of Corporate Communication Systems Equipment Group]	Executive Officer [General Manager of Corporate Communication Systems Equipment Division]

Gen Takayasu	Executive Officer [General Manager of Corporate Communication Devices Division, Corporate Semiconductor Components Group]	Executive Officer [General Manager of Corporate Communication Devices Division]

Nobuhiro Ochiai	Executive Officer [General Manager of Corporate Capacitor Division, Corporate Electronic Components Group]	Executive Officer [General Manager of Corporate Capacitor Division]

Jyunzo Katsuki	Executive Officer [Deputy General Manager of Corporate Electronic Components Sales Division, Corporate Electronic Components Group]	Executive Officer [Deputy General Manager of Corporate Electronic Components Sales Division]

Yukihiro Takarabe	Executive Officer [General Manager of Corporate Cutting Tool Group]	Executive Officer [Deputy General Manager of Corporate Cutting Tool Division]

Takashi Naruko	Executive Officer [General Manager of Jewelry & Application Products Division]	Executive Officer [General Manager of Jewelry & Application Products Division]

Masakazu Mitsuda	Executive Officer [General Manager of Corporate Business Systems Administration Group]	Executive Officer [General Manager of Corporate Business Systems Administration Division]

Toshimi Gejima	Executive Officer [General Manager of Automotive Components Division]	Executive Officer [General Manager of Automotive Components Division]

Michiaki Furuhashi	Executive Officer [General Manager of General Affairs Division, Corporate General Affairs Human Resources Group]	Executive Officer [General Manager of General Affairs Division, Corporate General Affairs Human Resources Division]

Mitsuru Imanaka	Executive Officer [President and Representative Director of Kyocera Fineceramics GmbH]	[President and Representative Director of Kyocera Fineceramics GmbH]

Shoichi Aoki	Executive Officer [General Manager of Corporate Financial and Accounting Group]	[General Manager of Financial and Accounting Division]

Hiroshi Togi	Executive Officer [General Manager of Corporate Ceramic Packages Division, Corporate Semiconductor Components Group]	[General Manager of Ceramic Packages Division 1, Corporate Ceramic Packages Division]

Yoshihiro Kano	Executive Officer [Deputy General Manager of Corporate Development Group]	[General Manager of Corporate Support Division 2, Corporate Development Division]

Yoichi Yamashita	Executive Officer [General Manager of Corporate Business Strategy Group]	[General Manager of Production Engineering R&D Division, Corporate Business Strategy Division]

Robert Whisler	Executive Officer [Director and President of Kyocera America, Inc.]	[Director and President of Kyocera America, Inc.]

John Rigby	Executive Officer [Director and President of Kyocera Industrial Ceramics Corporation]	[Director and President of Kyocera Industrial Ceramics Corporation]

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4. Executive Officers to Resign

(As of May 31, 2005)

(Present) Executive Vice President and Executive Officer            Michihisa Yamamoto

    [General Manager of Corporate Optical Equipment Division and President and Representative Director of KYOCERA

        OPTEC Co., Ltd.]

(Present) Managing Executive Officer            Hisao Hisaki

    [President of KYOCERA (Tianjin) Sales & Trading Corporation]

(As of June 28, 2005)

(Present) Senior Executive Officer            Yoshihiko Nishikawa

    [General Manager of Corporate R&D Division for Components and Devices]

*	Michihisa Yamamoto and Hisao Hisaki will devote to be President and Representative Director of KYOCERA OPTEC Co., Ltd. and General Manager of Corporate Optical Equipment Group, and President of KYOCERA (Tianjin) Sales & Trading Corporation, respectively as Kyocera’s Directors.

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(Translation)

To All Persons Concerned	April 27, 2005

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Financing Division (Tel: 075-604-3500)

Notice relating to Stock Options (Stock Acquisition Rights)

Notice is hereby given that the Company, at the meeting of its Board of Directors held on April 27, 2005, resolved the Company shall propose to the 51th Ordinary General Meeting of Shareholders of the Company, to be held on June 28, 2005, that the Company issue stock acquisition rights, for the purpose of enabling the grant of stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1.	Reason for the Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

The issuance of stock acquisition rights without any consideration is intended to enable the grant of stock options (i) to Directors, Executive Officers and employees of the Company and its subsidiaries, in order to enhance the incentive to participate in the management of group companies, to facilitate improvement in the performance of the Company, and to provide increased incentive for contribution thereto and (ii) to Corporate Auditors of the Company and its subsidiaries in order to enhance moral when conducting audits and with the objective of achieving healthy management of group companies.

2.	Outline of Issuance of Stock Acquisition Rights

(1)	Parties to whom stock acquisition rights will be allocated

Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

(2)	Kind and number of shares to be issued upon exercise of stock acquisition rights

Up to 1,500,000 shares of Common Stock of the Company

Provided that when the Company makes stock split or stock consolidations, adjustment shall be made in accordance with the following formula. Such adjustment shall be made only with respect to the number of shares to be issued upon exercise of the stock acquisition rights not yet exercised at the time of such adjustment and any number of shares less than one share resulting from such adjustment shall be disregarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split ratio (or consolidation ratio)

When certain event happens which requires adjustment of the number of shares to be issued upon exercise, including the merger and corporate split, the number of shares to be issued upon exercise shall be reasonably adjusted taking into consideration of the terms and conditions of such merger and corporate split.

(3)	Number of stock acquisition rights to be issued

Up to 15,000 (one stock acquisition right will entitle the holder thereof to acquire 100 shares) provided that when adjustment set out in (2) above is made, such number shall be also adjusted accordingly.

(4)	Issue price of stock acquisition rights

None

(5)	Amount to be paid in upon exercise of stock acquisition rights

The amount to be paid in upon exercise of each stock acquisition right shall be the amount of the acquisition price per share (the “Exercise Price”) multiplied by the number of shares to be issued upon exercise of each stock acquisition right, as provided for in (3) above.

The Exercise Price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided that when the Company makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by the Company of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share
Market price per share prior to new issue

				Number of shares in issue		+	Increase in number of shares as a result of new issue

(6)	Exercise period for stock acquisition rights

From October 1, 2005 to September 30, 2008

(7)	Conditions for exercise of stock acquisition rights
(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(8)	Cancellation of stock acquisition rights and conditions thereof
(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth in (7) above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(9)	Restriction on transfer of the stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of the Company.